1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
CYNTHIA R. BEYEA Cynthia.Beyea@dechert.com +1 202 261 3447 Direct

October 10, 2024

U.S. Securities and Exchange Commission

Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Seamus J. O’Brien

Re:	USCF ETF Trust; File Nos.: 333-196273, 811-22930

Dear Mr. O’Brien:

On August 16, 2024, USCF ETF Trust (the “Trust” or the “Registrant”) filed Post-Effective Amendment No. 185 to its registration statement on Form N-1A (the “Amendment”) with the Securities and Exchange Commission (the “SEC”) to reflect changes to the investment objective and principal investment strategies of the USCF SummerHaven Dynamic Commodity Strategy No K-1 Fund (the “Fund”), a current series of the Trust. This letter responds to comments from the staff of the SEC (the “Staff”) that you conveyed to Vince Nguyen and Mimi McCann telephonically on October 1, 2024. The Trust has considered your comments and has authorized us to make the responses and changes discussed below on its behalf.

Please find below a reiteration of your comments and the Trust’s responses. Terms not defined herein have the meanings ascribed to them in the Fund’s prospectus and statement of additional information (“SAI”). References to prospectus page numbers refer to the prospectus or SAI contained in the Amendment.

GENERAL

1.	Comment: Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response: We respectfully acknowledge the comment.

2.	Comment: We note that portions of the registration statement are incomplete. Please fill in all bracketed language and any placeholders and refresh all tables of contents prior to effectiveness.

Response: We respectfully acknowledges the comment.

PROSPECTUS

Fee Table

3.	Comment: Please provide the Staff with a completed fee table as part of your response.

Response: The completed fee table is set forth below.

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees(1)	0.80%
Other Expenses of the Fund	0.00%
Acquired Fund Fees and Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.00%
Fee Waivers(3)	(0.20)%
Total Annual Fund Operating Expenses After Fee Waivers	0.60%

(1)	The Fund pays USCF Advisers LLC (the “Adviser”) an annual unitary management fee based upon the Fund’s average daily net assets at the rate set forth above. The Adviser is responsible for all direct expenses of the Fund, including the costs of investing in the Subsidiary (as defined below), except expenses for taxes and governmental fees; brokerage fees; commissions and other transaction expenses; costs of borrowing money, including interest expenses; securities lending expenses; extraordinary expenses (such as litigation and indemnification expenses); and fees and expenses of any independent legal counsel.
(2)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.
(3)	The Adviser has contractually agreed through October 31, 2025 to waive 0.20% of its management fees. The agreement may be amended or terminated prior to October 31, 2025 only by agreement of the Board of Trustees (the “Board”) of USCF ETF Trust (the “Trust”) and the Adviser, and will terminate automatically if the investment advisory agreement between the Adviser and the Fund is terminated. After October 31, 2025, the Adviser, in its sole discretion, may choose to renew or amend the agreement, subject to approval by the Board. Amounts waived are not subject to recoupment by the Adviser.

Expense Example

4.	Comment: Please provide the Staff with a completed expense example as part of your response.

Response: The completed expense example is set forth below.

Example

The following example is intended to help investors compare the cost of investing in the Fund with the cost of investing in other funds. It illustrates the hypothetical expenses that investors would incur over various periods if they were to invest $10,000 in the Fund for the time periods indicated and then sell all of the shares at the end of those periods. This example assumes that the Fund provides a return of 5% per year and that operating expenses remain the same except that it assumes the fee waiver is only in place for the one-year period. This example does not include the brokerage commissions that investors may pay to buy and sell shares of the Fund. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$61	$235	$425	$971

Principal Investment Strategies of the Fund

5.	Comment: With respect to the disclosures stating that “[i]n seeking to track the SDCITR, the Fund invests in a fully margined and collateralized portfolio of commodities futures contracts that will generally consist of the Component Futures Contracts, weighted equally by notional amount” and “[t]he Fund may also invest in futures contracts that the portfolio manager believe are economically identical or substantially similar to the Component Futures Contracts,” please confirm whether the Fund tracks the SummerHaven Dynamic Commodity Index Total ReturnSM (the “SDCITR”) through replication or representative sampling and amend the disclosure accordingly.

Response: The Fund hereby confirms that the Fund tracks the SDCITR through replication and has revised its disclosure accordingly.

6.	Comment: Please consider moving the following disclosure to the previous paragraph adjacent to the disclosure describing how the Fund will track the SDCITR through fully margined and collateralized portfolios.

Under normal market conditions, the Fund will invest 80% of its assets in Commodity-Linked Investments. In determining the value of the Fund’s assets for this purpose, the Fund will value each derivative instrument using the instrument’s notional amount.

Response: The disclosure has been revised in response to the comment.

7.	Comment: Based on the following disclosure, please confirm whether or not futures contracts make up a portion of Commodity-Linked Investments. Please amend the disclosure accordingly:

In addition to the market price movements of the Fund’s futures contracts and other Commodity-Linked Investments, the Fund’s total return includes the return on any assets used to collateralize the Fund’s portfolio.

Response: The Fund hereby confirms that futures contracts are a part of Commodity-Linked Investments and the disclosure has been revised accordingly.

8.	Comment: Please specify the type(s) of money market mutual funds that will make up the collateralization of the Fund’s portfolio.

Response: We respectfully acknowledge the comment and note that the Fund reserves the flexibility to invest in any type of money market fund to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”), and consistent with its investment objective and principal investment strategies. Accordingly, no revisions have been made in response to this comment.

9.	Comment: Please rephrase the disclosure stating that “[t]he assets of the Subsidiary are subject to the same investment restrictions and limitations, and follow the same compliance policies and procedures, as the Fund” to clarify that the Subsidiary itself is subject to the investment restrictions and limitations, rather than the assets of the Subsidiary.

Response: The disclosure has been revised in response to the comment.

10.	Comment: Please explain the statement that SummerHaven Index Management, LLC (“SHIM”) is not affiliated with the Fund. Please refer to the definition of affiliated person in section 2(a)(3) of the 1940 Act.

Response: The disclosure has been revised to remove references indicating that SHIM is not affiliated with the Trust or the Fund.

Principal Risks of Investing in the Fund

11.	Comment: Please consider moving Small Fund Risk alongside the sub-risks under Investment Strategy Risks.

Response: We respectfully acknowledge the comment; however, we note that Small Fund Risk is intended to reflect the risks associated with the current size of the Fund, rather than the risks associated with the Fund’s investment strategies, and therefore believe the current location of Small Fund Risk is appropriate. Accordingly, no revisions have been made in response to this comment.

Management of the Subsidiary

12.	Comment: Please consider moving or redisclosing the following statement under the “Management of the Subsidiary” section.

To the extent applicable, the Subsidiary is otherwise subject to the same fundamental and non-fundamental investment restrictions as the Fund and, in particular, to the same requirements relating to portfolio leverage, liquidity, capital structure, and the timing and method of valuation of portfolio investments and Fund shares described elsewhere in this Prospectus and in the SAI. The Subsidiary will also comply with the provisions of Section 17 of the 1940 Act related to affiliated transactions and with the requirements of the 1940 Act related to the custody of a registered investment company’s assets.

Response: The disclosure has been redisclosed under the “Management of the Subsidiary” section in response to this comment, subject to certain revisions thereto.

13.	Comment: In the appropriate section of the registration statement, please disclose that the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets other than entities wholly-owned by the Fund.

Response: We respectfully acknowledge the comment and hereby supplementally confirm that the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets other than entities wholly-owned by the Fund. However, we believe that the Fund is generally not obligated to disclose in the prospectus investment activities and strategies it does not intend to engage in. We further note that the prospectuses of other series of the Trust and many existing registered investment companies that have wholly-owned subsidiaries do not contain the disclosure requested. Accordingly, no revisions have been made in response to this comment.

14.	Comment: Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Response: We hereby confirm that the financial statements of the Subsidiary will be consolidated with those of the Fund.

15.	Comment: Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: We hereby confirm that the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

16.	Comment: Confirm in correspondence that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response: We hereby confirm that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

17.	Comment: Confirm in correspondence that the Subsidiary’s management fee, including performance fee, if any, will be included in the “Management Fees” and the Subsidiary’s expenses will be included in the “Other Expenses” in the Fund’s fee table.

Response: We hereby confirm that the Subsidiary’s management fee, including performance fee, if any, will be included in the “Management Fees,” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

*   *   *

If you have any questions, please feel free to contact me at (202) 261-3447.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea